Exhibit 99.2

Exercise of Share Options by a Person Discharging Managerial Responsibilities

London: Wednesday, November 30, 2016:  Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) has received notification that Dr Weiguo Su, Executive Vice President and Chief Scientific Officer (being a Person Discharging Managerial Responsibilities), has exercised 25,535 share options (granted in 2007 and which are soon due to expire in May 2017) over ordinary shares of US$1.00 each in Chi-Med (the “Ordinary Shares”) at an exercise price of GBP1.535 per share on November 25, 2016. Such Ordinary Shares will be held in the form of American Depositary Shares (“ADSs”) each representing one half of one Ordinary Share.

Following the above exercise of options and subject to the completion of allotment, the holding of Dr Su is 25,535 Ordinary Shares, representing approximately 0.04% of the current issued share capital of Chi-Med, which he intends to hold as a long term investment. Additionally Dr Su holds a further 300,000 unexercised options which would represent a further 0.49% of the issued share capital of Chi-Med.

The notification set out below is provided in accordance with the requirements of the EU Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Dr Weiguo Su
2	Reason for the notification

a)	Position/status	Executive Vice President and Chief Scientific Officer of Chi-Med

b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Hutchison China MediTech Limited

b)	LEI	N/A
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of US$1.00 each in the form of ADSs each representing one half of one Ordinary Share of US$1.00
	Identification code	DI ISIN: KYG4672N1016

ADS ISIN: US44842L1035

b)	Nature of the transaction	Exercise of share options on November 25, 2016 at a price of GBP1.535 per share. Such Ordinary Shares will be held in the form of ADSs.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP1.535	25,535

d)	Aggregated information	Aggregated volume: 25,535
	— Aggregated volume	Price information: GBP1.535
— Price

e)	Date of the transaction	2016-11-25

f)	Place of the transaction	Outside a trading venue

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products. Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market. Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001). For more information, please visit: www.chi-med.com.

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